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SEC FILE NUMBER
8-66125

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/25 (MM/DD/YY) AND ENDING 12/31/25 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: SG Americas Securities, LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

245 Park Avenue
(No. and Street)

New York	NY	10167
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Thomas W. O'Keefe	201-839-8089	tom.o'keefe@sgcib.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

PricewaterhouseCoopers LLP
(Name – if individual, state last, first, and middle name)

300 Madison Avenue	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

10/20/2003	238
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Thomas W. O'Keefe _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of SG Americas Securities, LLC _____, as of 12/31 _____, 2 025 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

```
CHRISTOPHER RUFFINO
NOTARY PUBLIC, STATE OF NEW YORK
Registration No. 01RU5050164
Qualified in Duchess County
Commission Expires  7/13/20__
```

Signature: _____

Title:
Chief Financial Officer

Notary Public

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

SG Americas Securities, LLC
(A wholly owned subsidiary of SG Americas Securities Holdings, LLC)
(SEC I.D. No. 8-66125)

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2025
WITH REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

SG AMERICAS SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2025
TABLE OF CONTENTS



Report of Independent Registered Public Accounting Firm

To the Board of Directors and Member of SG Americas Securities, LLC

Opinion on the Financial Statement – Statement of Financial Condition

We have audited the accompanying statement of financial condition of SG Americas Securities, LLC (the "Company") as of December 31, 2025, including the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2025 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of this financial statement in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

New York, NY
February 27, 2026

We have served as the Company's auditor since 2024.

PricewaterhouseCoopers LLP
300 Madison Avenue
New York, New York 10017

(646) 471 3000

www.pwc.com/us

SG AMERICAS SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2025
(In thousands)

Assets

Cash and cash equivalents	$	3,078,411
Cash, cash equivalents and investments segregated on deposit for regulatory purposes		18,429,511
Receivables from brokers, dealers, and clearing organizations		2,332,545
Receivables from customers		1,417,597
Collateralized agreements:		
Securities purchased under agreement to resell		2,967,183
Securities borrowed		4,006,832
Securities received as collateral - at fair value		1,546,461
Financial instruments owned - at fair value		439,335
Financial instruments owned and pledged as collateral - at fair value		760,396
Total financial instruments owned - at fair value		1,199,731
Other assets		563,871
Total assets	$	35,542,142

Liabilities and member's equity

Short-term borrowings	$	2,470,040
Payables to brokers, dealers, and clearing organizations		681,842
Payables to customers		18,969,811
Collateralized financings:		
Securities sold under agreements to repurchase		74,438
Securities loaned		1,147,057
Obligation to return securities received as collateral - at fair value		1,546,461
Financial instruments sold, not yet purchased - at fair value		570,178
Accrued expenses and other liabilities		2,868,867
		28,328,694
Subordinated borrowings		500,000
Member's equity		6,713,448
Total liabilities and member's equity	$	35,542,142

The accompanying notes are integral part of the Statement of Financial Condition.

SG AMERICAS SECURITIES, LLC

1. **ORGANIZATION AND DESCRIPTION OF BUSINESS**

SG Americas Securities, LLC (the "Company" or "SGAS") is a single member Delaware limited liability company and wholly owned subsidiary of SG Americas Securities Holdings, LLC ("SGASH"), a Delaware limited liability company. SGASH is a wholly owned subsidiary of Société Générale ("SG"), a public limited company (société anonyme) headquartered in Paris, France.

The Company currently operates in a single reportable business segment. See Note 19 for Segment Reporting.

The Company has its headquarters in New York City and branch offices in Chicago, Houston and Menlo Park.

The Company is a registered broker and dealer under the Securities Exchange Act of 1934, a Futures Commission Merchant ("FCM") registered with the Commodity Futures Trading Commission ("CFTC"), and a Municipal Advisor registered with the Municipal Securities Rulemaking Board. The Company is regulated by the Securities and Exchange Commission ("SEC"), the Financial Industry Regulatory Authority ("FINRA"), the National Futures Association, the CFTC and the Chicago Mercantile Exchange ("CME"). The Company is a member of the New York Stock Exchange, NASDAQ, all major U.S. futures exchanges and clearing organizations and select foreign futures exchanges.

2. **SIGNIFICANT ACCOUNTING POLICIES**

Basis of presentation – The Statement of Financial Condition has been prepared in accordance with generally accepted accounting principles in the United States ("U.S. GAAP") that requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at December 31, 2025 as well as reported amounts of revenues and expenses during the year then ended. Significant estimates and assumptions may include fair value measurement of certain financial instruments and provisions for potential losses that may arise from litigations. The Company believes that the estimates utilized in the preparation of the Statement of Financial Condition are reasonable. Although these and other estimates and assumptions are based on the best available information, actual results could be materially different from these estimates.

Cash and cash equivalents – Cash includes cash in depository accounts with major money center banks. Cash equivalents are short-term, highly liquid investments that are readily convertible to known amounts of cash.

Cash, cash equivalents and investments segregated on deposit for regulatory purposes – The Company is obligated by rules mandated by the SEC and the CFTC to segregate or set aside cash, receivables from brokers, dealers, and clearing organizations or qualified securities to satisfy regulations promulgated to protect customer assets. At December 31, 2025, the Company was in compliance with its segregation requirements, which include segregation, secured, cleared swaps customer funds, 15c3-3 requirements, and 15c3-3 PAB requirements (see Notes 3 and 19).

2. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Securities purchased under agreements to resell and Securities sold under agreements to repurchase – The Company purchases securities under agreements to resell ("resale agreements") and takes possession of these securities. Resale agreements are treated as collateralized financing transactions. The Company also sells securities under agreements to repurchase ("repurchase agreements"). Resale and repurchase agreements are generally collateralized by corporate debt, U.S. government, and equity securities.

Resale and repurchase agreements are recorded at their contracted resale or repurchase amounts. Collateral is valued daily, and the Company may require counterparties to deposit additional collateral or return additional collateral pledged when appropriate. Contracted values of resale and repurchase agreements approximate fair value because they are short term in nature and are collateralized.

The Company nets certain resale and repurchase agreements with the same counterparty on the Statement of Financial Condition when the requirements of Financial Accounting Standards Board ("FASB") Accounting Standard Codification ("ASC" or "Codification") 210-20-45-11 *Offsetting of Amounts Related to Certain Repurchase and Resale Agreements*, are met.

Interest and fees are earned on resale agreements and interest and fees are incurred on repurchase agreements. Related accrued interest and fees are included in *Other assets* or *Accrued expenses and other liabilities* on the Statement of Financial Condition.

Securities borrowed and Securities loaned – Securities borrowed and securities loaned transactions are recorded at the amount of cash collateral advanced or received. Securities borrowed transactions require the Company to deposit cash or other collateral with the lender. The Company receives cash or other collateral for securities loaned transactions from the borrower. The Company monitors the market value of the securities borrowed and securities loaned on a daily basis, as collateral is valued daily, and the Company may require counterparties to deposit additional collateral or return additional collateral pledged when appropriate. Contracted values of securities borrowed and securities loaned agreements approximate fair value because the transactions are generally short term in nature and are collateralized.

Cash collateralized securities borrowed and securities loaned transactions with a specified maturity date and cleared through a central clearing organization are presented on a net basis on the Statement of Financial Condition according to FASB ASC 210-20-45-1, *Right of Setoff Criteria.*

Securities collateral are also advanced or received in certain non-cash securities borrowed and securities loaned transactions. As required by FASB ASC 860 – *Transfers and Servicing ("ASC 860")*, in those instances where the Company acts as the lender in a securities lending agreement and receives securities as collateral that can be pledged or sold, it reports the fair value of the securities received as *Securities received as collateral - at fair value* and a corresponding *Obligation to return securities received as collateral - at fair value* on the Statement of Financial Condition.

Interest and fees are earned on securities borrowed and interest and fees are incurred on securities loaned. Related accrued interest and fees are included in *Other assets* or *Accrued expenses and other liabilities* on the Statement of Financial Condition.

2. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

The Company enters into certain matched-book securities borrow and securities loan transactions as a conduit.

Securities transactions – Securities transactions are entered into primarily for customer facilitation purposes and generally include equities, equity stock index securities, U.S. exchange traded funds ("ETFs"), corporate debts, and U.S. government and agency securities.

Securities transactions in regular-way trades are recorded on a trade date basis and reported net by CUSIP and ISIN in *Financial instruments owned - at fair value* and *Financial instruments sold, not yet purchased - at fair value* on the Statement of Financial Condition.

Financial instrument balances are carried at fair value. The Company uses various valuation approaches, including published market prices or other relevant factors including dealer price quotations (see Note 8).

The Company may pledge financial instruments owned for collateralized transactions and margin deposits at clearing organizations. In accordance with ASC 860, pledged financial instruments that can be sold or re-pledged by the secured counterparty are reported in *Financial instruments owned and pledged as collateral - at fair value* on the Statement of Financial Condition.

Derivative transactions – The Company enters into certain derivative transactions (futures, forwards, listed equity options contracts, delayed delivery trades and cross-currency swaps) primarily for customer facilitation purposes. The fair value of forwards, listed equity options contracts, and securities settled on a delayed delivery basis are included in *Financial instruments owned - at fair value* and *Financial instruments sold, not yet purchased - at fair value* on the Statement of Financial Condition. The fair value of open futures contracts are reported net in *Receivables from brokers, dealers, and clearing organizations* or *Payables to brokers, dealers, and clearing organizations* on the Statement of Financial Condition.

The Company also enters into certain limited over the counter ("OTC") derivatives, as a means to economically hedge the fluctuation in certain deferred compensation obligations. These contracts have been entered into for purposes other than trading. The fair value of these contracts is included in *Financial instruments owned - at fair value* and *Financial instruments sold, not yet purchased - at fair value* on the Statement of Financial Condition.

Fair value measurements – A significant portion of the Company's financial instruments are carried at fair value with changes in fair value recognized in earnings. Fair value is defined as the price that could be received to sell an asset or paid to transfer a liability (i.e., "exit price") in an orderly transaction between market participants at the measurement date. In determining fair value, the Company uses a market approach. Fair value is a market-based measure considered from the perspective of a market participant. As such, even when market assumptions are not readily available, the Company uses its own assumptions to estimate those that market participants would use in pricing the asset or liability at the measurement date.

2. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

FASB ASC 820 – *Fair Value Measurements and Disclosures* establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The three levels of the fair value hierarchy under ASC 820 — *Fair Value Measurements and Disclosures* are as follows:

Level 1 – Quoted prices (unadjusted) in active markets for identical unrestricted assets or liabilities. The Company's Level 1 balances generally include U.S. government securities, equity securities, and equity stock index securities.

Level 2 – Quoted prices in markets that are not active or adjusted quoted prices in markets that are active, for which all significant inputs are observable, either directly or indirectly. The inputs are based on quoted market prices, broker or dealer quotations, or alternative pricing sources with reasonable levels of price transparency. The Company's Level 2 balances generally include certain exchange shares, corporate debt and other, certain U.S. government agency securities, and derivative contracts.

Level 3 – Unobservable inputs that are significant to the fair value of the assets or liabilities. Level 3 assets and liabilities include financial instruments whose value is determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of fair value requires significant management judgment or estimation. The Company did not have any assets or liabilities measured at fair value using unobservable inputs or for which unobservable inputs were significant to their fair value measurement throughout the year or at December 31, 2025.

An instrument's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Company's assessment of the significance of a particular input to the fair value measurement of an instrument requires judgment and consideration of factors specific to the instrument.

The availability of observable inputs can vary from product to product and is affected by a wide variety of factors, including, for example, the type of product, whether the product is new and not yet established in the marketplace, the liquidity of markets and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for instruments categorized in Level 3. The Company uses prices and inputs that are current as of the measurement date. In periods of market disruptions, the observability of prices and inputs may be reduced for many instruments. This condition could cause an instrument to be reclassified between levels (see Note 8).

Customer and noncustomer transactions – Customer and noncustomer transactions on the accompanying Statement of Financial Condition are defined by the SEC and CFTC. Customer and noncustomer balances may also include amounts related to client trades that are cleared through foreign affiliates and are reported in accordance with the Exemption of Certain Foreign Brokers or Dealers Rule – *SEC Rule 15a-6 ("SEC Rule 15a-6").*

2.   **SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)**

Receivables from and payables to customers include amounts due on futures trading accounts, cash and margin accounts on a settlement date basis, and securities failed to deliver/receive.

The Company has securities owned by customers in its possession or control. These securities are held by the Company as either margin collateral or as fully paid securities in safekeeping and these securities are not reflected in the Statement of Financial Condition.

At December 31, 2025, the market value of customer securities held for futures and cleared swaps customers was $15,099 million, of which $11,852 million has been pledged as margin at carrying brokers and clearing organizations. See Note 5 for securities received as collateral and repledged on securities activity.

At December 31, 2025, the Company was permitted to repledge securities with a fair value of $27.9 million under the margin agreements, of which $0.1 million used to collateralize financing for the customer margin balances as of December 31, 2025.

Employee compensation plans – The Company's employees may participate in certain SG stock-based compensation plans (see Note 14).

Other assets – The Company periodically evaluates the carrying value of other assets to determine if events or circumstances exist indicating that the asset may be impaired (see Note 7).

The Company has ownership interests in several exchanges. Due to the demutualization of some exchanges, the Company's ownership interests in exchanges are classified as either trading securities or exchange memberships seats and are included in the Statement of Financial Condition as *Financial instruments owned - at fair value*, or *Other assets*, respectively. Exchange membership seats are recorded at cost, or if an other-than temporary impairment in value has occurred, at a value that reflects management's estimate of the impairment.

Commissions and fees – Commissions and fees generally include fees earned from the Company acting as an agent in buying and selling futures and securities on behalf of counterparties, including affiliates. The Company's contract arrangements with customers contain a fixed transaction price and a single performance obligation, including trade execution, clearing, settlement and/or custody (if any). The fees derived from these contracts with customers are recognized and collected at the point in time the associated service is fulfilled, generally on trade-execution date.

Commissions and fees also include fees earned pursuant to certain intercompany agreements with SGASH and other affiliates. In accordance with these intercompany agreements, the Company acts legally in an agent and broker capacity on behalf of SGASH and affiliates in the U.S. markets (see Note 10). Such intercompany agreements contain a fixed transaction price and a series of distinct services that are substantially the same and have the same pattern of transfer, therefore SGAS is required to treat the series as a single performance obligation. The fees derived from these agreements are accrued over time on a monthly basis since the associated series of services are fulfilled continuously over time until such intercompany agreements expire or are terminated.

2. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Interest – Interest is measured on contractual or stated interest rates on collateralized agreements, demand deposits, short term borrowings, subordinated borrowings, financial instruments owned and customer balances and recorded on an accrual basis over the life of the instrument. Interest receivable and payable are reported on the Statement of Financial Condition in *Other assets* and *Accrued expenses and other liabilities*, respectively.

Dividends – The Company receives dividends on certain securities owned and pays dividends on certain securities sold short. The Company records dividends on ex-dividend date. Interest and dividend receivable and payable are reported on the Statement of Financial Condition in *Other assets* and *Accrued expenses and other liabilities*, respectively.

Investment banking – Investment banking fees represent fees earned from debt and equity capital market financing, debt and equity underwriting, and mergers and acquisition advisory services and are generally categorized as financial advisory fees, loan arrangement fees and security underwriting fees. Investment banking fee arrangements contain a fixed transaction price and a single performance obligation (e.g., financial advisory service, loan arrangement service or security underwriting service). Investment banking fees are recognized at the point in time when the Company's performance obligation under the terms of a contractual arrangement is completed, which would typically occur at the closing of a transaction for financial advisory services and loan arrangement services and on trade date for securities underwriting services. These fees are generally collected shortly after the fee recognition date with no embedded financing costs due to the short term nature. Investment banking fees receivable are reported in *Other assets* on the Statement of Financial Condition.

Foreign currency – The Company's assets and liabilities denominated in foreign currencies are translated at the rate of exchange at the Statement of Financial Condition date.

Current expected credit losses ("CECL") - ASC 326, *Financial Instruments – Credit Losses* ("ASC 326") requires the Company recognize the current expected credit losses on all third-party financial assets carried at amortized cost. The Company measures its current expected credit losses for the estimated life of the financial assets by incorporating historical experiences, current conditions, and reasonable and supportable forecasts, which contain forward-looking information, such as forecasted macroeconomic conditions. In most cases, the Company applies a probability of default method whereby the current expected credit losses are calculated by multiplying the exposures by the probability of default (probability the asset will default during the lifetime) and the loss given default (percentage of the asset not expected to be collected due to default).

The Company's third-party financial assets within the scope of ASC 326 include mainly cash, receivables from brokers, dealers and clearing organizations, customer receivables, collateralized financing transactions (i.e. securities borrowed, and securities purchased under agreement to resell transactions) and other receivables.

These financial assets are generally short-term in nature and the counterparties to the Company consist primarily of clearing organizations, broker-dealers, and large money center banks that are subject to regulatory reserves, liquidity, and capital adequacy requirements.

2. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Additionally, the collateralized financing transactions are subject to collateral-maintenance provisions whereby the borrowers are required to continually adjust the amount of collateral securing the financial assets. The Company has elected, as a practical expedient, a method that compares the amortized cost basis with the fair value of collateral to measure the current expected credit losses for such financial assets.

Based on the composition of financial assets, the Company determined that there are no significant expected credit losses on financial assets within the scope of ASC 326 at December 31, 2025.

Income taxes – The Company is a single member limited liability company that is disregarded for federal, state, and local income tax purposes. As such, for U.S. tax purposes, the activities of the Company are reported as part of SG's U.S. tax filings. No tax allocations were made from SG to the Company.

Accounting developments - In July 2025, the FASB issued ASU No. 2025-05, *Financial Instruments—Credit Losses (ASC 326: Measurement of Credit Losses for Accounts Receivable and Contract Assets* ("ASU No. 2025-05"). The amendments in this ASU provide (1) all entities with a practical expedient and (2) entities other than public business entities with an accounting policy election when estimating expected credit losses for current accounts receivable and current contract assets arising from transactions accounted for under Topic 606, as follows: 1. Practical expedient. In developing reasonable and supportable forecasts as part of estimating expected credit losses, all entities may elect a practical expedient that assumes that current conditions as of the balance sheet date do not change for the remaining life of the asset. 2. Accounting policy election. An entity other than a public business entity that elects the practical expedient is permitted to make an accounting policy election to consider collection activity after the balance sheet date when estimating expected credit losses. ASU No. 2025-05 is effective for the Company on January 1, 2026. The company expects that the adoption of ASU No. 2025 - 05 will not have any impact on the Company's Statement of Financial Condition.

In December 2025, the FASB issued ASU No. 2025-11, *Interim Reporting (ASC 270): Narrow-Scope Improvements* ("ASU No. 2025-11"). The amendments in this ASU clarify interim disclosure requirements and the applicability of ASC 270. The amendments result in a comprehensive list of interim disclosures that are required by U.S GAAP. In developing the list of disclosures required by other Topics, the Board focused on identifying the interim disclosures that are currently required under U.S. GAAP. The objective of the amendments is to provide clarity about the current requirements, rather than evaluate whether to expand or reduce interim disclosure requirements. The amendments also include a disclosure principle that requires entities to disclose events since the end of the last annual reporting period that have a material impact on the entity. The intent of the disclosure principle is to help entities determine whether disclosures not specified in ASC 270 should be provided in interim reporting periods. The amendments also clarify the applicability of ASC 270, the types of interim reporting, and the form and content of interim Statement of Financial Condition in accordance with U.S. GAAP. T ASU No. 2025-11 is effective for the Company on January 1, 2028. The Company is evaluating the impact of the adoption of this ASU on the Company's Statement of Financial Condition.

SG AMERICAS SECURITIES, LLC

NOTES TO STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2025

3.   CASH, CASH EQUIVALENTS AND INVESTMENTS SEGREGATED ON DEPOSIT FOR REGULATORY PURPOSES

The Company had the following segregated on deposit in accordance with regulatory requirements on December 31, 2025 (in thousands):

		Cash and investments segregated
Receivables from brokers, dealers, and clearing organizations	$	10,325,114
Cash and cash equivalents		5,356,240
Securities purchased under agreement to resell		1,952,616
Financial instruments owned - at fair value		795,541
Total	$	18,429,511

4.   FINANCIAL INSTRUMENTS

Financial instruments owned - at fair value, including those pledged as collateral and financial instruments sold, not yet purchased - at fair value at December 31, 2025, consist of the following (in thousands):

		Financial instruments owned - at fair value		Financial instruments sold, not yet purchased - at fair value
U.S. government securities	$	631,482	$	6,241
Equity securities		357,177		407,256
Derivative contracts		157,172		156,681
Corporate debt and other		53,900		-
Total	$	1,199,731	$	570,178

Pledged financial instruments that can be sold or re-pledged by the secured counterparty generally include equity securities, U.S. government securities including treasury bills or treasury bonds and are reported in *Financial instruments owned and pledged as collateral - at fair value* on the Statement of Financial Condition.

5.   **COLLATERALIZED TRANSACTIONS**

In the normal course of business, the Company receives securities primarily in connection with resale agreements, securities borrowed, and custody agreements. In many cases, the Company is permitted by contract or custom to deliver or re-pledge the securities to counterparties in connection with entering into repurchase agreements, securities lending agreements, and other secured financings.

As of December 31, 2025, the fair value of securities received as collateral or due to custodial functions by the Company that it was permitted by contract or custom to deliver or re-pledge was $138,131 million. The Company delivered or re-pledged as collateral approximately $85,820 million. Securities received primarily from noncustomer affiliates for custodial services and margin requirements amounted to $122,378 million.

The Company received securities in connection with certain non-cash securities loan agreements. At December 31, 2025, the fair value of securities received from these transactions totaled approximately $1,546 million and are reflected as *Securities received as collateral - at fair value* and *Obligation to return securities received as collateral - at fair value* on the Statement of Financial Condition.

6.   **RECEIVABLES FROM AND PAYABLES TO BROKERS, DEALERS, AND CLEARING ORGANIZATIONS**

Amounts receivable from and payable to brokers, dealers, and clearing organizations at December 31, 2025, consist of the following (in thousands):

	Receivables	Payables
Balances with clearing organizations	$ 1,688,985	$ 82,730
Securities failed to deliver/receive	507,029	527,201
Balances with brokers	121,542	71,911
Trades in process of settlement	14,989	-
	$ 2,332,545	$ 681,842

The Company clears certain proprietary and customer securities transactions through securities clearing organizations and other clearing houses. Balances with clearing organizations include good faith deposits and net settlement balances for both securities and futures.

Securities failed to deliver/receive represent the contract value of securities that have not been delivered or received by the Company on settlement date. Securities failed to deliver, and securities failed to receive also include amounts related to U.S. client trades that are cleared through foreign affiliates and are reported in accordance with SEC Rule 15a-6.

Balances with brokers include cash and total equity receivables and payables from/to carry brokers.

Amounts receivable and payable for regular way securities transactions that have not yet reached their contractual settlement date are reported net in *Receivables from brokers, dealers, and clearing organizations* on the Statement of Financial Condition. Trades in process of settlement at December 31, 2025 were settled as expected.

7. **OTHER ASSETS, ACCRUED EXPENSES AND OTHER LIABILITIES**

Other assets – The following table sets forth the amounts that are included in *Other assets* on the Company's Statement of Financial Condition at December 31, 2025 (in thousands):

Noncustomer receivables	$ 309,988
Deferred plan investments	108,236
Dividends and interest receivable	55,207
Miscellaneous receivables and other	33,575
Receivables from affiliates	32,786
Syndicate fees receivable	17,172
Other	6,907
Total	$ 563,871

Noncustomer receivables include debit balances related to securities and futures transactions.

Deferred plan investments include company owned life insurance policies ("COLI") and other designated investments, which are used to protect the Company from financial costs related to fund employee benefits. COLI is funded and owned by the Company with a cash surrender value of $96.0 million. Other deferred compensation assets owned by the Company have a value of $12.2 million. See Note 14 for deferred compensation plan liabilities.

Dividends and interest receivable primarily include outstanding dividends and interest from trading securities and outstanding interest receivable from collateralized agreements. Dividends and interest receivables include outstanding balances with SG and affiliates. At December 31, 2025 outstanding dividends and interest receivable from trading securities totaled $36.9 million and outstanding interest receivable from resale and securities borrowed activities totaled $18.3 million.

Miscellaneous receivables and other include accrued fee income, prepaid expenses, and other sundry receivables.

Receivables from affiliates include outstanding balances from transactions entered into with SG and affiliates in the normal course of business and pursuant to Service Level Agreements ("SLAs"). Balances with affiliates are discussed in the related party transaction section in Note 10.

Syndicate fees receivable are the proceeds from the underwriting group formed for distributing securities.

Other includes software and exchange membership seats.

7. OTHER ASSETS, ACCRUED EXPENSES AND OTHER LIABILITIES (CONTINUED)

Accrued expenses and other liabilities – The following table sets forth the amounts that are included in *Accrued expenses and other liabilities* on the Company's Statement of Financial Condition at December 31, 2025 (in thousands):

Securities and clearing settlement payables	$ 2,223,348
Employee related payables	356,365
Dividends and interest payable	137,169
Miscellaneous payables and other	129,602
Other payables to affiliates	20,387
Syndicate fees payable	1,996
Total	$ 2,868,867

Securities and clearing settlement payables include settlement balances payable to noncustomers (primarily affiliates) related to securities and futures transactions.

Employee related payables include balances for employees' compensation and benefits and deferred compensation plan liabilities (see Note 14).

Dividends and interest payable include outstanding dividends payable from trading securities and outstanding interest payable from collateralized financing activities. Dividends and interest payable include outstanding balances with SG and affiliates. At December 31, 2025, outstanding dividends and interest payable from trading securities totaled $56.3 million, outstanding interest from repurchase agreements, securities loaned, and other activities totaled $26.8 million and interest payable on borrowings totaling $54.1 million.

Miscellaneous payables include clearing and settlement accounts of SG and affiliates, legal fees, accrued expenses, and other sundry payables. Balances with affiliates are discussed in the related party transaction section in Note 10.

Other payables to affiliates include outstanding balances with SG and affiliates for operational and administrative support and management services. Balances with affiliates are discussed in the related party transaction section in Note 10.

Syndicate fees payable include the amounts due to the underwriting group formed for distributing securities.

8. FAIR VALUE MEASUREMENT

Fair value measurements on a recurring basis

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2025 (in thousands):

Assets	Level 1	Level 2	Level 3	Total Fair Value in Statement of Financial Condition
Securities received as collateral - at fair value	$ 1,546,461	$ -	$ -	$ 1,546,461
Financial instruments owned - at fair value				
U.S. government securities	$ 631,482	$ -	$ -	$ 631,482
Equity securities	357,014	163	-	357,177
Derivative contracts	-	157,172	-	157,172
Corporate debt and other	-	53,900	-	53,900
	$ 988,496	$ 211,235	$ -	$ 1,199,731
Liabilities				
Obligation to return securities received as collateral - at fair value	$ 1,546,461	$ -	$ -	$ 1,546,461
Financial instruments sold, not yet purchased - at fair value				
Equity securities	$ 407,249	$ 7	$ -	$ 407,256
U.S. government securities	6,241	-	-	6,241
Derivative contracts	-	156,681	-	156,681
	$ 413,490	$ 156,688	$ -	$ 570,178

There were no assets or liabilities measured at fair value on a non-recurring basis during 2025.

The carrying amounts and fair values of other financial assets and financial liabilities not measured at fair value in the Statement of Financial Condition approximate their fair value except for the subordinated debt.

Fair value of the subordinated borrowings is approximately $615.4 million at December 31, 2025 based on discounted cash flows using Secured Overnight Financing Rate ("SOFR") adjusted for the borrower's Credit Default Swap ("CDS") spread on subordinated issues.

Financial assets and financial liabilities not measured at fair value in the Statement of Financial Condition are considered Level 2 in the fair value hierarchy, except for *Cash and cash equivalents* and *Cash, cash equivalents and investments segregated on deposit for regulatory purposes* on the Statement of Financial Condition which are considered as Level 1.

The Company assesses its financial instruments to determine the appropriate classification within the fair value hierarchy, as defined by ASC 820-10. Transfers between fair value classifications occur

8.   **FAIR VALUE MEASUREMENT (CONTINUED)**

when there are changes in pricing observability levels. Transfers of financial instruments among levels are deemed to occur at the end of the reporting period. There were no transfers between the Company's Level 1 and/or Level 2 classified financial instruments during the year ended December 31, 2025.

There were no purchases, sales or transfers related to Level 3 assets and liabilities during the year ended December 31, 2025.

Valuation techniques:

- **Equity securities –** *Exchange traded equity securities*: Exchange traded equity securities are measured based on quoted exchange prices in active markets, which are generally obtained from pricing services, and are categorized as Level 1 in the fair value hierarchy.

  Non-exchange traded equity securities: Non-exchange traded equity securities are measured primarily using broker quotations, pricing service data from external providers and prices observed from recently executed market transactions and are categorized as Level 2 in the fair value hierarchy.

- **U.S. government and agency securities –** *U.S. Treasury securities*: U.S. Treasury securities are measured based on quoted market prices and generally categorized as Level 1 of the fair value hierarchy.

  U.S. agency issued debt securities: Callable and non-callable U.S. agency issued debt securities are measured based on quoted market prices and trade data for identical or comparable securities and generally classified as Level 2 of the fair value hierarchy. The Company did not hold any positions at December 31, 2025.

- **Corporate debt and other –** Corporate debt and other securities held by the Company are traded OTC and are classified as Level 2. Prices of corporate debt and other securities which cannot be observed in the market either directly or through comparative securities are valued using broker quotes or models which incorporate inputs that are observable.

- **Derivatives –** *Listed derivative contracts*: Listed derivative contracts entered into by the Company generally include listed equity options, futures contracts, and securities settled on a delayed delivery basis, which are measured based on quoted exchange prices which are generally obtained from pricing services if they are actively traded. Securities settled on a delayed delivery basis are generally categorized as Level 1 in the fair value hierarchy. The fair value of listed equity options contracts is measured based upon models that calibrate to market-clearing levels and are generally categorized as Level 2 in the fair value hierarchy. The fair values of futures contracts are excluded from the table above and are reported net in *Receivables from brokers, dealers, and clearing organizations* or *Payables to brokers, dealers and clearing organizations* on the Statement of Financial Condition. If these exchange traded futures contracts were included in the fair value hierarchy, all would have been classified as Level 1.

8. **FAIR VALUE MEASUREMENT (CONTINUED)**

OTC derivative contracts: OTC derivative contracts include equity derivative contracts entered into by the Company to economically hedge its exposure to certain deferred compensation liabilities, interest rate swaps, foreign exchange swaps and forward contracts. These contracts are generally valued using observable inputs. OTC derivative contracts are primarily categorized in Level 2 of the fair value hierarchy given that valuation models use observable inputs including contractual terms, market prices of underlying instruments, yield curve and measures of volatility.

- **Securities received as collateral from non-cash securities loaned** – Securities received as collateral from non-cash securities loaned transactions are categorized in the fair value hierarchy based on the underlying securities received in the transaction. At December 31, 2025, securities received consisted primarily of exchange traded equities and U.S. Treasury securities.

SG AMERICAS SECURITIES, LLC

NOTES TO STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2025

9. OFFSETTING

The Company enters into derivatives transactions, securities purchase agreements under agreement to resell, securities sold under agreement to repurchase, securities borrowed and securities loaned transactions. The Company executes these transactions to facilitate customer match-book activity, cover short positions and to fund Company's trading inventory. The Company manages credit exposure from certain transactions by entering into master netting agreements and collateral arrangements with counterparties. The relevant agreements allow for the efficient closeout of transactions, liquidation and set-off of collateral against the net amount owed by the counterparty following a default. The Company does not net the amounts eligible for offsetting upon counterparty default related to these financial instruments in the Statement of Financial Condition. In certain cases, the Company may agree for collateral to be posted to a third-party custodian under a tri-party arrangement that enables the Company to take control of such collateral in the event of a counterparty default. Default events generally include, among other things, failure to pay or insolvency or bankruptcy of a counterparty.

The following tables present information about the offsetting of these instruments and related collateral at December 31, 2025 (in thousands):

Assets

	Gross Amount of Recognized Assets	Gross Amount Offset on the Statement of Financial Condition	Net Amount of Assets Presented in Statement of Financial Condition	Amounts Not Offset but Eligible for Offsetting Upon Counterparty Default (1)	Net Amounts (2)
Derivatives contracts	$ 157,172	$ -	$ 157,172	$ -	$ 157,172
Cash, cash equivalents and investments segregated on deposit for regulatory purposes: Securities purchased under agreement to resell	1,952,616	-	1,952,616	(1,952,616)	-
Securities purchased under agreement to resell	2,967,183	-	2,967,183	(2,964,657)	2,526
Securities borrowed	4,006,832	-	4,006,832	(3,935,822)	71,010
Securities received as collateral - at fair value	1,546,461	-	1,546,461	(1,546,461)	-

Liabilities

	Gross Amount of Recognized Liabilities	Gross Amount Offset on the Statement of Financial Condition	Net Amount of Liabilities Presented in Statement of Financial Condition	Amounts Not Offset but Eligible for Offsetting Upon Counterparty Default (1)	Net Amounts (2)
Derivatives contracts	$ 156,681	$ -	$ 156,681	-	$ 156,681
Securities sold under agreements to repurchase	74,438	-	74,438	-	74,438
Securities loaned	1,147,057	-	1,147,057	(1,139,843)	7,214
Obligation to return securities received as collateral	1,546,461	-	1,546,461	(1,546,461)	-

(1) Amounts represent a). recognized assets and liabilities that are subject to enforceable master agreements with rights of setoff and b). the fair value of collateral that the Company had received or pledged under enforceable master agreements, limited for table presentation purposes to the net amount of the recognized assets due from or liabilities due to each counterparty.

(2) Represents the amount for which, in the case of net recognized assets, the Company had not received collateral, and in the case of net recognized liabilities, the Company had not pledged collateral.

SG AMERICAS SECURITIES, LLC

NOTES TO STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2025

9. **OFFSETTING (CONTINUED)**

The following table presents the Company's gross obligations disaggregated by the class of collateral pledged and the remaining maturity of securities sold under agreements to repurchase and securities loaned at December 31, 2025 (in thousands):

	Open	Overnight	<30 Days	> 30 Days	Total
	Remaining Contractual Maturity of Agreements				
Securities sold under agreements to repurchase					
Collateral Pledged					
Equity securities	$ 74,438	$ -	$ -	$ -	$ 74,438
Total	$ 74,438	$ -	$ -	$ -	$ 74,438
Securities loaned					
Collateral Pledged					
Equity securities	$ -	$ 1,114,566	$ 32,443	$ -	$ 1,147,009
Corporate debt	-	48	-	-	48
Total	$ -	$ 1,114,614	$ 32,443	$ -	$ 1,147,057

10. RELATED PARTY TRANSACTIONS

Amounts outstanding to and from affiliates at December 31, 2025 are reflected in the Statement of Financial Condition as set forth below (in thousands):

Assets

Cash and cash equivalents	$	690
Cash, cash equivalents and investments segregated on deposit for regulatory purposes		8,216,710
Receivables from brokers, dealers, and clearing organizations		148,253
Receivables from customers		32,268
Collateralized agreements:		
Securities purchased under agreement to resell		21,525
Securities borrowed		1,020,340
Securities received as collateral - at fair value		2,621
Financial instruments owned - at fair value		157,172
Other assets		211,101

Liabilities

Short-term borrowings	$	2,469,801
Payables to brokers, dealers, and clearing organizations		6,474
Payables to customers		1,751,242
Collateralized financings:		
Securities loaned		165,572
Obligation to return securities received as collateral - at fair value		2,621
Financial instruments sold, not yet purchased - at fair value		156,681
Accrued expenses and other liabilities		2,276,916
Subordinated borrowings		500,000

The related party balances set forth in the tables above resulted from transactions between the Company and SG and affiliates in the normal course of business as part of its trading, clearing, financing, and general operations.

Cash and investments segregated on deposit for regulatory purposes

The Company maintains certain bank accounts at an affiliated bank. The Company also maintains segregated cash funds with an affiliate in compliance with its segregation and secured regulatory requirements. These bank and cash balances are included in *Cash* and *Cash and investments segregated on deposit for regulatory purposes* on the Statement of Financial Condition and are as set forth in the table above.

Broker dealers and clearing organizations

The Company clears and executes futures transactions on behalf of affiliates.

10.   RELATED PARTY TRANSACTIONS (CONTINUED)

The Company carries clearing and settlement accounts of SG and affiliates and provides futures and securities clearing, settlement, and custody services for their U.S. trading activities.

The Company classifies securities receivables and payables related to futures activities as noncustomer where there is a non-conforming subordination agreement. The Company carries receivables and payables related to affiliates' futures activities as noncustomer. These receivables of $162.9 million and payables of $2,177.6 million are recorded in *Other assets* and *Accrued expenses and other liabilities,* respectively on the Statement of Financial Condition and are as set forth in the table above.

The Company maintains clearing and settlement accounts with affiliates who provide futures and securities clearing custody services for its foreign trading activities. At December 31, 2025 balances in these accounts were $95.4 million and $3.4 million and are included in *Receivables from brokers, dealers, and clearing organizations* or *Payables to brokers, dealers, and clearing organizations,* respectively on the Statement of Financial Condition.

Also included in *Receivables from brokers, dealers, and clearing organizations* or *Payables to brokers, dealers, and clearing organizations,* are affiliate fails to deliver and receive of $52.8 million and $3.1 million, respectively on the Statement of Financial Condition.

Receivables and Payables to customers

The Company provides securities and futures clearing, execution, and custody services to affiliates. Receivables and payables in connection with these activities with the affiliates are reported in the *Receivables from brokers, dealers, and clearing organizations* and *Payables to brokers, dealers, and clearing organizations* on Statement of Financial Condition and are set forth in the table above.

Collateralized transactions

The Company also enters into various collateralized agreements and financing transactions with SG and affiliates.

The Company enters into short-term resale and repurchase agreements with affiliates in connection with short sales and other collateralized transactions. Resale agreements are entered into primarily to acquire the securities needed for clearing organization margin deposits or to invest excess cash from operating activities. Resale agreements are included in *Securities purchased under agreements to resell* on the Statement of Financial Condition and are as set forth in the table above. Repurchase agreements are entered into to finance certain operating activities. Repurchase agreements are included in *Securities sold under agreements to repurchase* on the Statement of Financial Condition and are as set forth in the table above. Outstanding receivables totaled $0.6 million and are included in *Other assets* on the Statement of Financial Condition.

10.   RELATED PARTY TRANSACTIONS (CONTINUED)

The Company acts as a conduit for certain stock borrowing and lending activities for SG and affiliates. The Company primarily borrows from third party counterparties and lends to SG and affiliates. Other stock borrowing and lending activities are entered into in connection with short sales and other financing activities.

When cash collateral is advanced or received, these activities are recorded at the contract amount in *Securities borrowed* and *Securities loaned* on the Statement of Financial Condition and are as set forth in the table above. When securities collateral is received in connection with certain stock loan agreements, the fair value of the securities received is reported in *Securities received as collateral - at fair value* and *Obligation to return securities received as collateral - at fair value* on the Statement of Financial Condition. Affiliated balances in connection with these securities loan agreements are as set forth in the table above.

Outstanding rebate receivables and payables totaled $4.3 million and $6.5 million respectively and are included in *Other assets* and *Accrued expenses and other liabilities*, respectively on the Statement of Financial Condition.

Derivatives

The Company enters into various interest rate swaps with SG. As of December 31, 2025, the fair value of open interest rate swaps was $156.1 million and is reported in *Financial Instruments sold, not yet purchased, at fair value* on the Statement of Financial Condition.

The Company entered into various forward contracts with SG. As of December 31, 2025, the fair value of open forward contracts sold was $0.6 million and is reported in *Financial Instruments sold, not yet purchased, at fair value* on the Statement of Financial Condition. The fair value of open forward contracts purchased was $1.4 million and is included in *Financial Instruments owned, at fair value* on the Statement of Financial Condition.

The Company also entered into certain OTC derivative contracts with an affiliate to economically hedge its exposure to the fluctuation in value of certain employee deferred compensation. As of December 31, 2025, the fair value of these derivatives, net of cash paid totaled $155.7 million. The fair value of these contracts is included in *Financial Instruments owned, at fair value* on the Statement of Financial Condition.

Accrued expenses and other liabilities

The Company had outstanding payables with affiliates that totaled $13.0 million relating to pension adjustment, syndicate fees and other liabilities in *Accrued expenses and other liabilities*, on the Statement of Financial Condition.

Interest on short-term borrowings

Outstanding payables totaled $33.2 million are included in *Accrued expenses and other liabilities* on the Statement of Financial Condition.

10. RELATED PARTY TRANSACTIONS (CONTINUED)

Interest on subordinated debt

Outstanding payables totaled $13.0 million are included in *Accrued expenses and other liabilities* on the Statement of Financial Condition.

Service level agreements

The Company is party to various SLAs with SG and affiliates. Under these agreements, the Company provides or receives services for operational and administrative support and managerial services. Cost allocations include, but are not limited to administration and security, credit administration, risk management, human resources administration and insurance. Pursuant to the various agreements, certain revenues and expenses are allocated to and from the Company.

- SGASH is party to an SLA with the Company in which SGASH pays the Company cost plus a markup in consideration for the Company's acting as SG's broker in the U.S. markets.

- Certain costs have been allocated from/to SG and affiliates to/from the Company for operational, administrative and management services. Outstanding payables totaled $20.0 million and are included in *Accrued expenses and other liabilities* on the Statement of Financial Condition.

The Company provides investment banking services under a CSLA to an affiliate. Outstanding receivables totaled $15.5 million and are included in *Other assets* on the Statement of Financial Condition.

11. SHORT-TERM BORROWINGS

Short-term borrowings generally include bank loans from an affiliated company and bank accounts with credit balances that are used to fund operating activities. As of December 31, 2025, there were $2,470.0 million outstanding short-term borrowings from an affiliated company. Interest associated with these borrowings are variable based on Overnight Index Swap ("OIS") and SOFR plus a margin.

12. SUBORDINATED BORROWINGS

Subordinated borrowings are subordinated to all existing and future claims of all non-subordinated creditors of the Company and constitute part of the Company's net capital under the Uniform Net Capital Rule 15c3-1 of the Securities Exchange Act of 1934. Subordinated borrowings may be repaid only if, after giving effect to such repayment, the Company meets the net capital requirements of the SEC.

Subordinated borrowings are obtained from an affiliated company. As of December 31, 2025, subordinated borrowings totaled $500.0 million and are pursuant to a subordination agreement with SG. Subordinated borrowings carry an interest rate of daily compounded SOFR + 367 basis points per annum. Subordinated borrowings mature no earlier than September 1, 2033.

12. SUBORDINATED BORROWINGS (CONTINUED)

Outstanding payables totaled $13.0 million and are included in *Accrued expenses and other liabilities* on the Statement of Financial Condition.

13. EMPLOYEE BENEFIT PLANS

Employees are eligible to participate in a 401(k) Savings Plan (the "401(k) Plan") through Société Générale's Savings and Investment Retirement Plan from the date of hire if they are at least 21 years of age. Employees can make a maximum allowable contribution of $23,500, with an additional $7,500 "catch-up" contribution for anyone who became age 50 or older in 2025, and employees 60-63 can use "special catch up" limit of $11,250, instead of $7,500 of their pre-tax compensation, as defined, subject to certain Internal Revenue Service limitations. The Company matches 100% of employee contributions to the 401(k) Plan up to a maximum of 8% of the employee's compensation subject to Internal Revenue Service limitations but no more than $10,000. All employee contributions are 100% vested immediately and all employer contributions are subject to a three-year vesting schedule (33.3%, 66.7%, 100%).

Some staff of the Company participate in the SG Pension plan. This noncontributory defined benefit pension plan covers eligible employees of the Company as defined by the Pension Plan that is administered by SG. The plan sponsor curtailed the pension plan, closing it to new participants and freezing the benefits after 2014.

14. DEFERRED COMPENSATION AND SG STOCK INCENTIVE PLANS

The Company sponsors a voluntary deferred compensation plan for eligible employees ("Participants"). The liabilities related to the deferred compensation plan are joint and several with SG. Under the plan, eligible employees may contribute a percentage of their compensation via payroll deduction and defer income taxes thereon until the time of distribution. Participants can invest their deferred salary in select investment funds. The value of the deferred compensation liability will fluctuate based on changes in value of the investment funds. As of December 31, 2025, deferred compensation liability of $37.0 million is included in *Accrued expenses and other liabilities* on the Statement of Financial Condition.

Each year the Company requires selected employees to defer a portion ("fidelity bonus nominal") of their bonus compensation ("Involuntary Plan"). There are two vehicles for deferral: the cash deferral and the SG quasi shares. Under the cash deferral product, amounts are deferred for officers or employees subject to certain employment and performance conditions as well as a vesting period before paid.

Under the SG quasi shares, the plan Participants' fidelity bonus nominal amounts track the performance of SG shares during the vesting period. The value of the deferred compensation liability may change based on the performance of SG stock.

The Company has recorded an involuntary deferred compensation plan liability of $201.5 million, which is included in *Accrued expenses and other liabilities* on the Statement of Financial Condition. The amount of nonvested quasi share fidelity bonus is $40.6 million, which will be recorded over the weighted average life of 46 months.

14. DEFERRED COMPENSATION AND SG STOCK INCENTIVE PLANS (CONTINUED)

Under the Involuntary Plan, certain employees elected to defer vested bonuses further than initial period of vesting. As of December 31, 2025, the related outstanding liability totaled $0.4 million and is reported in *Accrued expenses and other liabilities* on the Statement of Financial Condition.

The Company's employees are granted awards under two additional SG stock incentive plans.

The SG Global Employee Share Ownership Program ("GESOP") allows employees to purchase SG stock at a discount. The Company provides matching contributions to the GESOP, which are equal to a specified percentage of the employees' contribution, as defined by the GESOP.

The Company's employees are granted awards under one additional SG stock incentive plan. SG grants SG shares to certain eligible employees under its Deferred Shares Plan. All beneficiaries are subject to employment at the end of the applicable vesting period. The fair value of the shares granted, measured at the grant date, is recognized over the vesting period during which an employee is required to provide service in exchange of shares.

15. DERIVATIVES AND OFF-BALANCE-SHEET RISKS

In the ordinary course of business, the Company enters into contractual commitments (futures on indices, equities and interest rates; options on indices and equities; interest rate and currency swaps; and forward contracts on equities) with off balance sheet risk in order to meet its financing and trading needs and, on a riskless principal basis, for that of its customers. These commitments entail varying degrees of risk including market risk (including interest rate and equity price risk), which may be in excess of amounts recognized in the Statement of Financial Condition. The Company determines the credit quality of counterparty based on internal credit risk grades, collateral, and collection experience. Management believes the consummation of these commitments will have no material adverse effect on the Company's financial position or operating results. The table below sets forth the Company's derivative financial instruments that were executed through regulated exchanges and OTC, at contract or notional amounts, together with their fair value at December 31, 2025 (in thousands). These are not designated as hedging instruments. The derivative contracts listed below are included in *Financial instruments owned - at fair value* or *Financial Instruments sold, not yet purchased, at fair value* on the Statement of Financial Condition.

Derivative Contract Type	Positive Fair value	Negative Fair value	Aggretated Notional
Forward equity contracts	156,522	-	203,393
Foreign currency swaps	650	612	946,413
Interest rate swaps	-	156,069	475,000

In addition to the derivative amounts above, the Company had open aggregate notional futures contracts of $25.1 million as of December 31, 2025. The Company's futures contracts, which are future commitments to buy or sell equity stock indexes, are executed on an exchange, and cash settlement is made on a daily basis for market movements. Futures contracts mature at various dates through December 2026.

15. DERIVATIVES AND OFF-BALANCE-SHEET RISKS (CONTINUED)

Forward contracts include certain agreements with SG to deliver or receive securities or currencies at maturity. These contracts mature at various dates through October 2027.

The Company also trades equity and fixed income securities in association with the above derivative products in its client facilitation efforts.

Derivative financial instruments used for purposes other than trading include certain forward equity contracts entered into by the Company with an affiliate to economically hedge its exposure to the fluctuation in value of certain employee deferred compensation. At December 31, 2025, the Company had contracts with fair value of $155.7 million in *Financial Instruments owned-at fair value* with aggregated notional amounts totaling $113.8 million. These contracts carry expirations ranging from February 2026 to February 2031.

The Company does not offset fair value amounts recognized for derivative instruments on the Statement of Financial Condition.

Securities sold, not yet purchased, represent obligations of the Company to deliver the specified security at the contracted price and, thereby, create a liability to purchase the security in the market at prevailing prices. Accordingly, these transactions result in off-balance sheet risk, as the Company's ultimate obligation to satisfy the sale of securities sold, not yet purchased, may exceed the amount reflected in the Statement of Financial Condition.

16. CONCENTRATION OF CREDIT RISK

As a full-service broker and dealer, the Company is engaged in various securities underwriting, trading, and brokerage activities in which counterparties primarily include other broker dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to credit risk. The risk of the default depends on the creditworthiness of the counterparty or issuer of the instruments.

As an FCM, the Company executes and clears futures contracts, options on futures contracts, and equity options for its customers, including affiliates. Substantially all of these contracts are transacted on a margin basis subject to individual exchange regulations for the accounts of its customers. As such, the Company guarantees to the respective clearing organizations its customers' performance under these contracts. In the event a customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill the customer's obligations. To reduce its risk, the Company requires its customers to meet, at a minimum, the margin requirements established by each of the exchanges on which such contracts are traded. This margin is a good faith deposit from the customers, which reduces the risk to the Company of failure on behalf of the customers to fulfill any obligation under the contracts. To minimize its exposure to risk of loss due to market variation, the Company adjusts these margin requirements, as needed, due to daily fluctuations in the value of the underlying positions and establishes credit limits for such activities. If necessary, certain positions may be liquidated to satisfy resulting changes in margin requirements. Management believes that the margin deposits held at December 31, 2025, were adequate to minimize the risk of material loss that could be created by the positions held.

16. CONCENTRATION OF CREDIT RISK (CONTINUED)

It is the Company's policy to review, as necessary, the credit standing of each counterparty. The Company also minimizes credit risk associated with collateralized agreements and financings by monitoring credit exposure on a daily basis and requiring additional collateral to be deposited or returned when deemed appropriate. There are no significant concentrations of credit risk arising from all financial instruments.

17. CONTINGENT LIABILITIES, COMMITMENTS AND GUARANTEES

Contingent liabilities – In the normal course of business, the Company may be named, from time to time, as a defendant in various legal actions, including arbitrations, class actions and other litigation, arising in connection with its activities as a broker-dealer. The Company may also be involved, from time to time, in other reviews, investigations, and proceedings (formal and informal) by governmental and self-regulatory agencies regarding the Company's business. Certain of these matters may result in adverse judgments, settlements, fines, penalties, injunctions or other relief. The Company contests liability and/or the amount of damages as appropriate in each pending matter. Where available information indicates that it is probable a liability had been incurred at the date of the Statement of Financial Condition, and the Company can reasonably estimate the amount of that loss, the Company will accrue the estimated loss. The evaluation will also consider the existence of any affiliate or third-party indemnification agreements. In many proceedings, however, it is inherently difficult to determine whether any loss is probable or even possible or to estimate the amount of any loss. In addition, even where loss is possible or an exposure to loss exists in excess of the liability already accrued with respect to any previously recognized loss contingency, it is not always possible to reasonably estimate the size of the possible loss or range of loss.

For legal proceedings, the Company does not believe, based on current knowledge and after consultation with counsel, that the resolution of such proceedings will have a material adverse effect on the Company's Statement of Financial Condition.

Commitments - The Company occupies office space and uses equipment owned by an affiliate. The Company is not obligated for related future commitments.

Guarantees – In the normal course of business, the Company indemnifies, provides financing commitments and guarantees certain providers, such as clearing and custody agents, against potential losses in connection with their acting as an agent of or providing services to the Company.

The Company is a member of various U.S. and foreign exchanges and clearinghouses that trade and clear securities and futures contracts. Associated with its memberships, the Company may be required to pay a proportionate share of the financial obligations of another member who may default on its obligations to the exchange or the clearinghouse. While the rules governing different exchange or clearinghouse memberships vary, in general, the Company's guarantee obligations would arise only if the exchange or clearinghouse had previously exhausted its resources. In addition, any such guarantee obligation would be apportioned among the other non-defaulting members of the exchange or clearinghouse. Any potential contingent liability under these membership agreements cannot be estimated. The Company has not recorded any liability in the Statement of Financial Condition for these agreements and believes that any potential requirement to make payments under these agreements is remote.

17.   CONTINGENT LIABILITIES, COMMITMENTS AND GUARANTEES (CONTINUED)

The Company applies the provisions of the FASB ASC 460 – *Guarantees* which provides accounting and disclosure requirements for certain guarantees. FASB ASC 460 – *Guarantees* requires that upon issuance of a guarantee, the guarantor must recognize a liability for the fair value of the obligation it assumes under that guarantee. However, the Company is not party to such guarantees.

18.   SEGMENT REPORTING

The Company is engaged in a single line of business as a broker-dealer in order to conduct its capital markets activities. More specifically, the Company's capital markets activities are comprised of a wide range of investment banking services including debt and equity capital market financing, debt and equity underwriting, fixed income and securitization sales and trading, mergers and acquisition and financial advisory services, equity derivatives sales and trading, global program trading, prime brokerage services, intermediation of futures contracts, as well as execution, clearing, settlement, and custodial services across all asset classes. The Company services clients in such sectors as Financial Services, Energy, Natural Resources and Infrastructure, among others. The Company is also an active market maker in the equities, fixed income and futures markets.

The Company has identified its Co-Chief Executive Officers as the chief operating decision maker ("CODM"), who uses net income to measure the results of the business and predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Note 20), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends.

The Company's operations constitute a single operating segment because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies.

19. REGULATORY REQUIREMENTS

As a registered broker dealer and futures commission merchant, the Company is subject to the minimum financial requirements of the SEC and the CFTC. Under these requirements, SGAS must maintain minimum net capital, as defined by the SEC and CFTC. The Company has elected to compute its net capital requirements under the SEC alternative method permitted by SEC Rule 15c3-1 which requires that the Company maintain net capital equal to the greater of 2% of aggregate debit balances arising from customer transactions pursuant to 15c3-3 customer reserve calculation or $1.5 million minimum dollar net capital requirement of the Company. The Company is also subject to minimum financial requirements pursuant to CFTC regulations. Under the CFTC requirements, SGAS is required to maintain adjusted net capital equal to the greater of $20.0 million or the sum of 8% of the customer risk maintenance margin requirements and 8% of the non-customer risk maintenance margin requirements, as defined. The Company's net capital requirement is the greater of the SEC or the CFTC requirement. At December 31, 2025, the Company used the CFTC requirement.

The Company is not permitted to pay dividends or repay subordinated debt if net capital after such payments or repayments would be less than 5% of aggregate debit items ($182.7 million).

At December 31, 2025, the Company had net capital of $6,295.5 million, which was $4,128.0 million in excess of the net capital requirement of $2,167.4 million.

Pursuant to Rule 15c3-3 of the SEC, the Company may be required to deposit in a Special Reserve Bank Account, cash or acceptable equivalents for the exclusive benefit of customers. At December 31, 2025, the Company had no required deposit due to an excess debit balance therefore did not have a customer reserve requirement. At December 31, 2025, the Company had reserved cash of approximately $300.1 million in special reserve bank accounts, presented within the Statement of Financial Condition as *Cash and investments segregated on deposit for regulatory purposes.*

As a clearing broker-dealer, SGAS computes a reserve requirement for the Proprietary Accounts of Broker-Dealers. This calculation is completed for each correspondent firm that uses the Company as its clearing broker-dealer to classify its assets held at SGAS as allowable assets in the correspondent's net capital computation. At December 31, 2025, the Company had a PAB reserve requirement of $23.4 million and had reserved cash and qualified securities of approximately $79.3 million in special reserve bank accounts, presented within the Statement of Financial Condition as *Cash and investments segregated on deposit for regulatory purposes.*

As a broker-dealer and futures commission merchant that clears customer accounts, SGAS is subject to the segregation, secured and cleared swaps customer requirements outlined by the CFTC. Under these requirements, the Company must compute its customer requirements in each of these separate categories and ensure that amounts are set aside to cover these obligations. Pursuant to CFTC Rules 1.20, 30.7 and Part 22, as of December 31, 2025, excess segregated funds of $460.6 million, excess secured funds of $392.6 million, and excess cleared swap customer funds of $220.1 million.

Advances to affiliates, dividend payments, and other equity withdrawals may be subject to certain notification and other provisions of the rules of the SEC and other regulatory bodies.

20. **SUBSEQUENT EVENTS**

The Company evaluates subsequent events through the date on which the Statement of Financial Condition are available to be issued. The Company did not note any subsequent events requiring disclosure or adjustments to the Statement of Financial Condition.